UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38669

LiveRamp Holdings, Inc.

(Exact name of registrant as specified in its charter)

225 Bush Street, Seventeenth Floor

San Francisco, CA 94104

(888) 987-6764

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.10 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: One.*

*

Explanatory Note: Effective as of November 2, 2026 (the “Closing Date”), MMS USA Holdings, Inc., a Delaware corporation (“Parent”), completed the previously announced acquisition of LiveRamp Holdings, Inc., a Delaware corporation (the “Registrant”), pursuant to the Agreement and Plan of Merger, dated as of May 16, 2026 (the “Merger Agreement”), by and among the Registrant, Parent, Covey Merger Sub, Inc., a Delaware corporation and a wholly owned direct subsidiary of Parent (“Merger Sub”), and, solely for the purpose of Section 10.14 thereof, Publicis Groupe S.A., a French société anonyme (“Publicis”). Pursuant to the terms of the Merger Agreement, on the Closing Date, Merger Sub merged with and into the Registrant (the “Merger”), with the Registrant surviving the Merger as a wholly owned direct subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, LiveRamp Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LIVERAMP HOLDINGS, INC.

Date: November 12, 2026	By:	/s/ Jerry C. Jones
	Name:	Jerry C. Jones
	Title:	EVP, Legal & Data Ethics